UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

(Amendment No. __)*

Sinopec Beijing Yanhua Petrochemical Company Limited
(Name of Issuer)

H Shares
(Title of Class of Securities)

82935N107
(CUSIP Number)

March 10, 2005
(Date of Event which Requires Filing of this Statement)

      Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

     * The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82935N107	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ABN AMRO Holding N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 51,058,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 51,058,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,058,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.05%
12	TYPE OF REPORTING PERSON HC

Item 1(a). Name of Issuer:

      Sinopec Beijing Yanhua Petrochemical Company Limited

Item 1(b). Address of Issuer’s Principal Executive Offices:

      No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing, People’s Republic of China.

Item 2(a). Name of Person Filing:

      ABN AMRO Holding N.V.

Item 2(b). Address of Principal Business Office or, if None, Residence:

      Gustav Mahlerlaan 10, 1082 PP, Amsterdam, The Netherlands.

Item 2(c). Citizenship:

      The Netherlands

Item 2(d). Title of Class of Securities:

      H Shares

Item 2(e). CUSIP Number:

      82935N107

Item 3. If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d)	☐ Investment company registered under Section 8 of the Investment Company Act;
(e)	☐ An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

Item 4. Ownership.

       (a)       Amount beneficially owned: see item 9 on page 2.

(b)	Percent of class: see item 11 on page 2.

(c)	Number of shares as to which such person has:

	(i)	Sole power to vote or to direct the vote: see item 5 on page 2.

	(ii)	Shared power to vote or to direct the vote: see item 6 on page 2.

	(iii)	Sole power to dispose or to direct the disposition of: see item 7 on page 2.

	(iv)	Shared power to dispose or to direct the disposition of: see item 8 on page 2

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.   ☐

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purposes of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 3, 2005

ABN AMRO HOLDING N.V.

By:	/s/ James M. Callinan

	Name:	James M. Callinan
	Title:	Director - Legal & Compliance
Department